September 24, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen,

Our client, Artius II Acquisition Inc., a corporation organized under the laws of Cayman Islands (the “Registrant”), has submitted a first amendment to its draft Registration Statement on Form S-1 (the “Draft Registration Statement”) to the staff of the U.S. Securities and Exchange Commission (the “Commission”) for confidential nonpublic review. The Draft Registration Statement relates to a proposed initial public offering and listing of the Registrant’s units, each consisting of one ordinary share, one right entitling the holder thereof to receive one twenty-fifth (1/25) of one ordinary share upon the consummation of an initial business combination and one contingent right to receive a pro rata share of 1,250,000 (or 1,437,500 if the underwriter’s over-allotment option is exercised in full) ordinary shares at the distribution time (as defined in the Draft Registration Statement) under certain circumstances concurrently with the forfeiture by the Registrant’s sponsor of an equal number of founder shares (as defined in the Draft Registration Statement). The Registrant confirms that it is an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 and is confidentially submitting the Draft Registration Statement to the Commission in accordance therewith.

Please contact me if you have any questions about this confidential submission.

Sincerely yours,

/s/ David I. Gottlieb
David I Gottlieb

cc:	H. Boon Sim
Artius II Acquisition Inc.

Paul Shim, Esq.
Cleary Gottlieb Steen & Hamilton LLP